UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For transition period from:

Commission File Number: 1-12431

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.

64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  McGladrey LLP

Blue Bell, Pennsylvania

June 20, 2014

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value: (See notes 6, 7 and 8)
Short-term money market instruments	$525,276	$510,509
Unity Bancorp, Inc. stock fund	270,770	273,696
Common collective trusts	5,909,916	4,665,355
Total investments	6,705,962	5,449,560
Notes receivable from participants (See note 3)	191,887	130,385
Net assets reflecting investments at fair value	6,897,849	5,579,945
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(7,088)	(8,923)
Net assets available for benefits	$6,890,761	$5,571,022

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2013

2013
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions, including rollovers of $15,180	$466,553
Employer contributions, net of forfeitures	239,735
Total contributions	706,288
Investment income:
Net appreciation in fair value of investments (See note 8)	1,089,706
Interest and dividends	2,105
Net investment income	1,091,811
Interest income on notes receivable from participants	6,211
Total additions	1,804,310

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(439,556)
Administrative expenses	(45,015)
Total deductions	(484,571)
Net increase	1,319,739

Net assets available for benefits:
Balance, beginning of year	5,571,022
Balance, end of year	$6,890,761

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2013 and 2012

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts.  Expenses of administering the Plan are paid directly by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 6 and 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events through June 20, 2014, the date the financial statements were issued.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21. Eligible participants can begin making contributions after three months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 3% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2013 and 2012, forfeited non-vested accounts amounted to $123 and $142 respectively.   For the years ended December 31, 2013 and 2012, there were $1,042 and $700 of forfeited non-vested account balances, respectively, which were used to reduce the employer’s contributions to the Plan. These forfeited balances were related to participants who enrolled in the Plan prior to January 1, 2006.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

×

The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0% which was 4.25% at December 31, 2013.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan was most recently amended in November 2010.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value.   Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

 Level 1 Inputs:

×	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

 Level 2 Inputs:

×	Quoted prices for similar assets or liabilities in active markets.
×	Quoted prices for identical or similar assets or liabilities in inactive markets.
×

Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

Level 3 Inputs:

×	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value:

Short-term money market instruments:

Short-term money market instruments are stated at amortized cost, which approximates fair value.

Unity Bancorp, Inc. stock fund:

This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close.  The fund is valued at the net asset value ("NAV") of the units of stock, cash, interest, accrued dividends and administrative fees.

Common collective trusts:

Common collective trusts are valued at the NAV of shares held by the plan at year-end.  The NAV is derived from each Fund's audited financial statements and not published prices.  This category is further broken down into the following types of funds:

Asset allocation funds:

These funds offer broad diversification and a disciplined rebalancing process by keeping the mix of U.S. stocks, international stocks and U.S bonds at a set percentage, depending on the plan participant's investment strategy (i.e. conservative, moderate, or aggressive).

Bond funds:

These funds offer broad, low cost exposure to the U.S. bond market.

Stock funds:

These funds offer broad, low cost exposure to stocks.  The stocks vary depending on the particular fund (i.e. S&P 500 offers stocks of large U.S. companies, S&P Mid Cap offers stocks of medium U.S. companies, Russell Small Cap offers stocks of small U.S. companies).

Target retirement funds:

These funds offer complete asset allocations which become more conservative closer to retirement.  Plan participants select the fund with a date closest to their expected retirement date and invest accordingly.

Stable Value fund:

The fund invests in a variety of investment contracts such as guaranteed investment contracts ("GIC's") issued by insurance companies and other investment products ("synthetic GIC's") with similar characteristics, in addition to similar investments in short-term investments and U.S. Treasury notes.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and December 31, 2012:

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Short-term money market instruments	$-	$525,276	$-	$525,276

Unity Bancorp, Inc. stock fund (35,349 shares)	-	270,770	-	270,770

Common collective trusts:
Asset allocation funds	-	559,355	-	559,355
Bond funds	-	399,405	-	399,405
Stock funds	-	3,915,352	-	3,915,352
Target retirement funds	-	450,057	-	450,057
Stable value fund	-	-	585,747	585,747
Total common collective trusts	-	5,324,169	585,747	5,909,916
Total assets at fair value	$-	$6,120,215	$585,747	$6,705,962

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Short-term money market instruments	$-	$510,509	$-	$510,509

Unity Bancorp, Inc. stock fund (43,862 shares)	-	273,696	-	273,696

Common collective trusts:
Asset allocation funds	-	490,707	-	490,707
Bond funds	-	411,425	-	411,425
Stock funds	-	3,173,409	-	3,173,409
Target retirement funds	-	347,001	-	347,001
Stable value fund	-	-	242,813	242,813
Total common collective trusts	-	4,422,542	242,813	4,665,355
Total assets at fair value	$-	$5,206,747	$242,813	$5,449,560

The following table presents the changes in Level 3 assets:
Common collective trusts
Beginning balance, December 31, 2012	$242,813
Unrealized gains relating to investments still held at the reporting date	2,171
Realized gains	1,931
Purchases	394,126
Sales	(55,294)
Ending balance, December 31, 2013	$585,747

Qualitative Information about Significant Unobservable Inputs Used In Level 3 Fair Value Measurements

The Level 3 asset noted above represents a Stable Value Fund which uses net asset value (“NAV”) as a practical expedient to estimate fair value.  Consequently it is subject to ASU 2009-12  “Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” and not the Level 3 quantitative disclosures required under ASU 2011-04 “Fair Value Measurement.”

7.	Fair Value of Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)

The following tables set forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2013 and 2012, respectively:

As of December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Asset allocation funds (a)	$559,355	$-	Immediate	None
Bond funds (a)	399,405	-	Immediate	None
Stock funds (a)	3,915,352	-	Immediate	None
Target retirement funds (a)	450,057	-	Immediate	None
Stable value fund (b)	585,747	-	Immediate	1 Year
Total common collective trusts	$5,909,916	$-

As of December 31, 2012
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Asset allocation funds (a)	$490,707	$-	Immediate	None
Bond funds (a)	411,425	-	Immediate	None
Stock funds (a)	3,173,409	-	Immediate	None
Target retirement funds (a)	347,001	-	Immediate	None
Stable value fund (b)	242,813	-	Immediate	1 Year
Total common collective trusts	$4,665,355	$-

a)

The classes include investment funds, which invest in common stocks and fixed income securities.  Investments in these classes can be redeemed immediately at the current net asset value per share based on the fair value of underlying assets.  The fair values of investment(s) in these classes have been estimated using the net asset value per share of the investment(s).

b)

The class includes an investment in a fund that allows for redemptions daily at the net unit value at contract value, provided that one-year notice is provided.  The fair value of the investment in this class has been estimated using the net assets at fair value.

8.	Investments

For the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
Unity Bancorp, Inc. stock fund	$53,052
Common collective trusts	1,036,654
Total	$1,089,706

The following table represents the individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
SSgA - S&P Midcap Index NL Series Fund - Class A	$835,735	$677,938
SSgA - S&P 500 Index NL Series Fund - Class A	751,152	656,952
Invesco National Trust Co - Stable Value Fund (a )	578,659	-
SSgA - S&P Large Cap Growth Index SL Fund Series	528,661	436,769
SSgA - Government Short Term Investment Fund	525,276	510,509
SSgA - Russell Small Cap Index NL Series Fund - Class A	451,518	338,820
SSgA - NASDAQ 100 NL Series Fund - Class A	444,278	316,050
SSgA - International Index NL Series Fund - Class A	429,778	348,440

(a) Balance was less than 5% at December 31, 2012.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500:

	As of December 31,
	2013	2012
Net assets available for benefits per the financial statements	$6,890,761	$5,571,022
Differences in:
Investments	191,887	130,385
Receivables - notes receivable from participants	(191,887)	(130,385)
Net assets available for benefits per the Form 5500	$6,890,761	$5,571,022

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Schedule H, Line 4(i) - Schedule of Assets

(Held at End of Year)

December 31, 2013

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
	Short-Term Money Market Instruments
	State Street Bank and Trust Company	Government Short Term Investment Fund	**	$525,276
*	Unity Bancorp, Inc.	Stock Fund	**	270,770
	Common Collective Trusts
	State Street Bank and Trust Company	S&P Midcap Index NL Series Fund - Class A	**	835,735
	State Street Bank and Trust Company	S&P 500 Index NL Series Fund - Class A	**	751,152
	State Street Bank and Trust Company	S&P Large Cap Growth Index SL Fund Series	**	528,661
	State Street Bank and Trust Company	Russell Small Cap Index NL Series Fund - Class A	**	451,518
	State Street Bank and Trust Company	NASDAQ-100 Index NL Series Fund - Class A	**	444,278
	State Street Bank and Trust Company	International Index NL Series Fund - Class A	**	429,778
	State Street Bank and Trust Company	S&P Large Cap Value Index SL Series Fund	**	333,792
	State Street Bank and Trust Company	Target Retirement 2015 NL Series Fund - Class A	**	241,458
	State Street Bank and Trust Company	Moderate Strategic Balanced SL Fund	**	234,163
	State Street Bank and Trust Company	U.S. Long Treasury Index NL Series Fund - Class A	**	231,418
	State Street Bank and Trust Company	Aggressive Strategic Balanced SL Fund	**	186,625
	State Street Bank and Trust Company	U.S. Bond Index NL Series Fund - Class A	**	167,988
	State Street Bank and Trust Company	REIT Index NL Series Fund - Class A	**	140,437
	State Street Bank and Trust Company	Conservative Strategic Balanced SL Fund	**	138,567
	State Street Bank and Trust Company	Target Retirement 2025 NL Series Fund - Class A	**	102,145
	State Street Bank and Trust Company	Target Retirement 2035 NL Series Fund - Class A	**	71,602
	State Street Bank and Trust Company	Target Retirement 2045 NL Series Fund - Class A	**	23,921
	State Street Bank and Trust Company	Target Retirement 2020 NL Series Fund - Class A	**	4,187
	State Street Bank and Trust Company	Target Retirement 2055 NL Series Fund - Class A	**	3,917
	State Street Bank and Trust Company	Target Retirement 2050 NL Series Fund - Class A	**	2,089
	State Street Bank and Trust Company	Target Retirement 2040 NL Series Fund - Class A	**	290
	State Street Bank and Trust Company	Target Retirement 2030 NL Series Fund - Class A	**	448
	Guaranteed Investment Contract Invesco National Trust Co	Stable Value Fund	**	578,659 ***
*	Participant Loans	Various terms, 4.25%	**	191,887
				$6,890,761

	* A party-in-interest as defined by ERISA.
	** Not applicable for participant-directed investments.
	***Represents contract value

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK

Date: June 20, 2014

By:

/s/     Alan J. Bedner, Jr.

Alan J. Bedner, Jr.

Plan Administrator

EVP and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm